Exhibit 99.2

Management’s discussion and analysis

– August 8, 2018

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three months ended June 30, 2018. This MD&A has been prepared with all information available up to and including August 8, 2018. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three months ended June 30, 2018. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Company overview

Established under the laws of Canada, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficient solutions and renewable energy options. Currently operating in the United States, Canada and various international markets including the United Kingdom, Germany, Ireland and Japan, Just Energy serves residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc.

For a more detailed description of Just Energy’s business operations, refer to the “Operations overview” section on page 5 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA for the fiscal year ending March 31, 2019. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices and interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“5.75% convertible debentures” refers to the $100 million in convertible debentures issued by Just Energy to finance the purchase of Fulcrum Retail Holdings, LLC, issued in September 2011. The convertible debentures were fully redeemed on March 27, 2018. See “Debt and financing for operations” on page 25 for further details.

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s line of credit. See “Debt and financing for operations” on page 25 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for operations” on page 25 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for operations” on page 25 for further details.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price when, as and if, declared by our Board of Directors.

“Attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer” refers to an individual customer rather than to an RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada, including commercial brokerage sales.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

2.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments as well as reflecting an adjustment for share-based compensation and non-controlling interest. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Also included in Base EBITDA are gains and losses from the Company’s portfolio of equity investments which are presented in the Company’s interim condensed consolidated statements of income.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded them from the Base EBITDA calculation.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by operations. FFO is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for RCE attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

3.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$876,457	3%	$847,706
Gross margin	153,532	(3)%	157,563
Administrative expenses	55,682	14%	48,631
Selling and marketing expenses	50,543	(13)%	58,076
Finance costs (net of non-cash finance charges)	12,873	37%	9,387
Profit (loss)[1]	(41,423)	NMF [3]	109,309
Profit (loss) per share available to shareholders - basic	(0.29)		0.69
Profit (loss) per share available to shareholders - diluted	(0.29)		0.52
Dividends/distributions	22,262	2%	21,783
Base EBITDA[2]	27,280	(16)%	32,509
Base Funds from Operations[2]	18,114	(12)%	20,508
Payout ratio on Base Funds from Operations[2]	123%		106%
Embedded gross margin[2]	1,963,600	17%	1,673,700
Total customers (RCEs)	4,173,000	2%	4,076,000
Total gross customer (RCE) additions	329,000	34%	245,000
Total net customer (RCE) additions	10,000	NMF[3]	(135,000)

1 Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

Just Energy’s financial results for the three months ended June 30, 2018 included sales of $876.5 million, an increase of 3%. Gross margin decreased 3% to $153.5 million, primarily due to lower deliveries to the Canadian Consumer markets, negative foreign exchange impact relating to the weakening of the U.S. dollar and favourable resettlements for the Commercial division in the prior comparable quarter. This decrease was partially offset by increases in pricing resulting from focusing on value selling to certain customer segments and advancing the sales of value added products such as ecobee and Commercial energy efficiency products and services.

Base EBITDA was $27.3 million, a decrease of $5.2 million as compared to the first quarter of fiscal 2018 due to lower gross margin and continuing investments in growth initiatives and expansion partially offset by lower selling costs.

Administrative expenses increased 14% as a result of the costs to serve the growing customer base in the U.K., international expansion costs and ongoing M&A activities. Selling and marketing expenses decreased 13% compared to the prior comparable quarter as a result of lower selling costs in the Canadian Consumer market, discontinuation of the solar business, foreign exchange and the timing of selling expenses related to the Commercial division.

Finance costs increased by 37% in the first quarter as compared to the prior comparable period driven by higher drawdowns on the Company’s credit facility required to support the working capital needs of the Company’s growth initiatives.

Just Energy’s financial highlights for the three months ended June 30, 2018 are shown in the accompanying graph.

4.

FY2019 Q1 Base EBITDA (millions)
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$32.5
($6.5)
($5.4)
($0.9)
$7.6
$27.3
FY2018 Q1 Base EBITDA
Commercial Performance
Growth Initiatives
FX
Consumer Performance
FY2019 Q1 Base EBITDA

Operations overview

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through retail, online marketing and door-to-door marketing. Consumer customers make up 44% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products.

Developments in connectivity and convergence and changes in customer preferences have created an opportunity for Just Energy to provide value added products and service bundles connected to energy. As a conservation solution, smart thermostats are offered as a value-add product with commodity contracts, but were also sold previously as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee, a company in which Just Energy holds a 7.8% fully diluted equity interest. In addition, Just Energy has also expanded its product offering in some markets to include air filters, LED light bulbs and residential water sprinkler controllers.

COMMERCIAL DIVISION

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: brokers; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 56% of Just Energy’s RCE base. Products offered to Commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

5.

ABOUT THE ENERGY MARKETS

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan, the United Kingdom, Germany and Ireland	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada, the U.S., the U.K., Germany, Ireland and Japan with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

6.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with an expected normal customer consumption. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.

Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Via power purchase agreements and renewable energy certificates, JustGreen’s electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past trailing 12 months, 36% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 71% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended June 30, 2017, 29% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 80% of their consumption. As of June 30, 2018, JustGreen now makes up 9% of the Consumer gas portfolio, compared to 14% a year ago. JustGreen makes up 12% of the Consumer electricity portfolio, compared to 16% a year ago.

Value added products and services (“VAPS”)

In addition to JustGreen, Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value added products and services. These products and services may be sold in a bundle with natural gas or electricity, or on a stand-alone basis.

Just Energy’s commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. The solutions include custom design, procurement, utility rebate management, and management of installation services that may be purchased outright or financed through third parties.

Energy management for the consumer business focuses on energy efficient products. Just Energy has strategic partnerships to facilitate the purchase and support of smart thermostats, air filter replacements, home warranty products, and smart irrigation controllers. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

ADOPTION OF NEW STANDARDS

Adoption of IFRS 15, Revenue from Contracts with Customers

On April 1, 2018, Just Energy adopted an accounting policy that provides a standardized guideline for entities to account for revenue arising from contracts with customers. Following the terms of the standardization, Just Energy has applied IFRS 15 using the modified retrospective method. As such, transition adjustments have been recognized through equity as at April 1, 2018.

7.

Upon the adoption of IFRS 15, incremental costs to obtain a contract with a customer are capitalized if these costs are expected to be recovered. Similar costs pertaining to other segments have been capitalized in the past. Accordingly, Just Energy has changed its accounting policy to allow for capitalizing all upfront-sales commissions, incentives, and third party verification costs paid based on customer acquisition that met the criteria for capitalization. Just Energy has elected, under the practical expedient, to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset is less than one year. These expenses are deferred and amortized over the average customer relationship period (which is estimated to be between two and five years based on historical blended attrition rates, inclusive of expected renewal periods by region).

The adjustments to Just Energy’s current year financial statements included an increase of $28.4 million in the opening balance of customer acquisition costs assets – an increase in deferred income tax liabilities of $7.6 million and an opening retained earnings adjustment of $20.8 million. The first quarter 2019 impact of the new standard increased net earnings by approximately $9.3 million (pre-tax $9.3 million).

The new accounting standard has no impact on the economics of our business. That being stated, the implementation of IFRS 15 will result in a change in timing of the recognition of commission expenses but has no effect on the cash flows of Just Energy.

For a further description of the impact of the accounting policy change, refer to the interim condensed consolidated financial statements for the period ended June 30, 2018.

Adoption of IFRS 9, Financial Instruments

Effective April 1, 2018, Just Energy adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces a new expected lifetime credit loss impairment model which replaces the existing incurred loss impairment model under IAS 39.

Under the previous accounting standard, IAS 39, a collective allowance for losses was recorded on trade receivables when a loss event had occurred as at, or prior to, the balance sheet date. An incurred loss event provides objective evidence to establish an allowance for loss against these receivables. IAS 39 did not allow the recognition of any allowance for losses expected in the future if a loss event had not yet occurred on the balance sheet date.

Under IFRS 9, Just Energy is required to apply a lifetime expected credit loss model, where credit losses that are expected to transpire in future years, irrespective of whether a loss event has occurred or not, as at the balance sheet date, are provided for. The expected lifetime credit loss is calculated based on the weighted average expected cash collected shortfall against the carrying value of the receivable and unbilled revenue and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that may impact the credit profile of the receivables.

IFRS 9 requires that forward-looking indicators are considered when determining the impact on credit risk and measuring lifetime expected credit losses and are incorporated in the risk parameters as relevant. Based on the analysis performed by Just Energy, it was determined that the following forward-looking indicators could have an impact on the credit performance of the receivables, and they were considered in its calculation of the allowance for losses:

-	Interest rate;

-	Unemployment;

-	Commodity prices;

-	Consumer Price Index.

IFRS 9 does not require the restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. In those markets, Just Energy made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on April 1, 2018, through an adjustment to opening retained earnings, net of deferred tax implications.

8.

In Alberta, Texas, Illinois, California, Michigan, Delaware, Ohio, Georgia and the U.K., Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default.

Just Energy’s bad debt expense as a percentage of revenue for these markets, as determined under IAS 39, for the period ended June 30, 2017, was 2.5%.

Similarly, under IFRS 9, for the period ended June 30, 2018, the same metric was determined to be 3.1%. This increase in the bad debt expense as a percentage of revenue was not indicative of a change in the expected recovery value of the underlying consumer debts receivable but rather a function of extending the allowance for expected lifetime credit losses to provide for expected future losses over a longer future time frame as required under IFRS 9. The standard required that a provision for expected lifetime credit losses be calculated for unbilled revenues, as they meet the definition of a contract asset under IFRS 15, whereas previously, under IAS 39, these receivables would not have a provision under the incurred loss model.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risks of LDCs failing to deliver payment to Just Energy is minimal.

The following table summarizes the transition adjustment required to adopt IFRS 9 as at April 1, 2018 for the markets above.

(in thousands of dollars)	IAS 39 carrying amount as at March 31, 2018	Transition adjustment	IFRS 9 carrying amount as at April 1, 2018
Trade receivables	$395,730	$(11,237)	$384,493
Unbilled revenues	$301,577	$(12,399)	$289,178

Due to the transition from an incurred loss model to a future expected lifetime credit loss model as required under IFRS 9, if forecast of events or change of economic condition are expected to give rise to change of the credit loss, the bad debt expenses will be changed prior to the occurrence of the future event. This would theoretically result in a greater bad debt expense and a corresponding decrease in reported net income when compared to net income reported under IAS 39 in situations where the future expected event leads to deterioration of the credit loss.

9.

EBITDA
For the three months ended June 30
(thousands of dollars)
	Fiscal 2019	Fiscal 2018
Reconciliation to interim condensed consolidated statements of income
Profit (loss) for the period	$(41,423)	$109,309
Add:
Finance costs	16,340	11,990
Provision for income taxes	7,961	6,797
Amortization	6,025	5,234
EBITDA	$(11,097)	$133,330
Add (subtract):
Change in fair value of derivative instruments and other	36,556	(110,617)
Share-based compensation	1,775	15,247
Loss (profit) attributable to non-controlling interest	46	(5,451)
Base EBITDA	$27,280	$32,509

Gross margin per interim condensed consolidated financial statements	$153,532	$157,563
Add (subtract):
Administrative expenses	(55,682)	(48,631)
Selling and marketing expenses	(50,543)	(58,076)
Bad debt expense	(20,800)	(15,272)
Amortization included in cost of sales	782	777
Other income (expenses)	(55)	1,599
Loss (profit) attributable to non-controlling interest	46	(5,451)
Base EBITDA	$27,280	$32,509

For the three months ended June 30, 2018, Base EBITDA was $27.3 million, a decrease of $5.2 million as compared to Q1 fiscal 2018 due to lower gross margin and continuing investments in growth initiatives and expansion partially offset by lower selling costs.

Sales increased 3% for the first quarter ended June 30, 2018. While the Consumer division’s sales increased 11% for the three months ended June 30, 2018, the Commercial division’s sales decreased 7% due to the decrease in the North America power customer base. Gross margin decreased 3% to $153.5 million, primarily due to lower deliveries to the Canadian Consumer markets, negative foreign exchange impact relating to the weakening of the U.S. dollar and favourable resettlements for the Commercial division in the prior comparable quarter. This decrease was partially offset by increases in prices resulting from focusing on value selling to certain customer segments and advancing the sales of the value added products such as ecobee and commercial energy efficiency products and services.

Administrative expenses increased 14% from $48.6 million to $55.7 million. The increase over the prior comparable quarter resulted from the costs to serve the growing customer base in the U.K., international expansion costs and ongoing M&A activities.

Selling and marketing expenses for the three months ended June 30, 2018 were $50.5 million, a decrease of 13% compared with the prior comparable quarter as a result of lower selling costs in the Canadian Consumer market, discontinuation of the solar business, foreign exchange and timing of selling expenses related to the Commercial division.

Finance costs increased by 37% in the first quarter as compared to the prior comparable period driven by higher drawdowns on the Company’s credit facility required to support the working capital needs of the Company’s growth initiatives.

10.

Bad debt expense was $20.8 million for the three months ended June 30, 2018, an increase of 36% from $15.3 million recorded for the prior comparable quarter, as a result of the growth of revenues within Texas and in the U.K., and the establishment of a credit and collections history within the U.K. for the purposes of calculating bad debt given the rapid growth.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 17 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 18 through 20.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)
	As at	As at	June 30 vs.	As at	2018 vs.
	June 30,	March 31,	March 31	June 30,	2017
	2018	2018	variance	2017	variance
Energy marketing	$1,963.6	$1,900.5	3%	$1,673.7	17%

Management’s estimate of the future embedded gross margin within its customer contracts amounted to $1,963.6 million as of June 30, 2018, an increase of 3% compared to the embedded gross margin as of March 31, 2018. The increase is consistent with RCE growth and efforts to expand margin.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

11.

Funds from Operations
For the three months ended June 30
(thousands of dollars)
	Fiscal 2019	Fiscal 2018
Cash inflow from operating activities	$(12,546)	$20,609
Add (subtract):
Changes in non-cash working capital	23,024	(556)
Loss (Profit) attributable to non-controlling interest	46	(5,451)
Tax adjustment	10,949	10,486
Funds from Operations	$21,473	$25,088
Less: Maintenance capital expenditures	(3,359)	(4,580)
Base Funds from Operations	$18,114	$20,508

Gross margin per interim condensed consolidated financial statements	$153,532	$157,563
Add (subtract):
Administrative expenses	(55,682)	(48,631)
Selling and marketing expenses	(50,543)	(58,076)
Bad debt expense	(20,800)	(15,272)
Current income tax provision	2,512	(591)
Adjustment required to reflect net cash receipts from gas sales	4,581	2,649
Amortization included in cost of sales	782	777
Other income	(55)	1,599
Financing charges, non-cash	3,467	2,603
Finance costs	(16,340)	(11,990)
Other non-cash adjustments	19	(5,543)
Funds from Operations	$21,473	$25,088
Less: Maintenance capital expenditures	(3,359)	(4,580)
Base Funds from Operations	$18,114	$20,508
Base Funds from Operations payout ratio	123%	106%
Dividends/distributions
Dividends on common shares	$18,549	$18,375
Dividends on preferred shares	3,188	3,010
Distributions for share-based awards	525	398
Total dividends/distributions	$22,262	$21,783

Base FFO for the three months ended June 30, 2018 amounted to $18.1 million, a decrease of 12% compared with Base FFO of $20.5 million for the prior comparable quarter. The decrease in Base FFO was a result of the 16% decrease in Base EBITDA in the current quarter and cash financing costs partially offset by lower maintenance capital expenditures, lower current period income taxes and higher delivery market gas receipts.

Dividends and distributions for the three months ended June 30, 2018 were $22.3 million, an increase of 2% from the prior comparable quarter in fiscal 2018, reflecting the dividend payments of $3.2 million to preferred shareholders. The payout ratio on Base Funds from Operations was 123% for the three months ended June 30, 2018, compared to 106% reported in the first quarter of fiscal 2018. The payout ratio for the trailing 12 months ended June 30, 2018 was 98%, compared with 65% and 95% for the trailing 12 months ended June 30, 2017 and March 31, 2018, respectively.

12.

Summary of quarterly results for operations
(thousands of dollars, except per share amounts)
	Q1	Q4	Q3	Q2
	Fiscal 2019	Fiscal 2018	Fiscal 2018	Fiscal 2018
Sales	$876,457	$1,014,734	$912,203	$851,927
Gross margin	153,532	169,396	171,305	142,663
Administrative expenses	55,682	48,873	50,389	46,806
Selling and marketing expenses	50,543	60,840	55,547	58,577
Finance costs	16,340	18,195	13,266	12,521
Profit (loss) for the period	(41,423)	265,773	208,415	(64,923)
Profit (loss) for the period per share – basic	(0.29)	1.80	1.42	(0.47)
Profit (loss) for the period per share – diluted	(0.29)	1.40	1.13	(0.47)
Dividends/distributions paid	22,261	21,555	21,501	21,468
Base EBITDA	27,280	68,876	52,507	20,548
Base Funds from Operations	18,114	25,472	37,539	7,683
Payout ratio on Base Funds from Operations	123%	85%	57%	279%

	Q1	Q4	Q3	Q2
	Fiscal 2018	Fiscal 2017	Fiscal 2017	Fiscal 2017
Sales	$847,706	$947,281	$918,536	$992,828
Gross margin	157,563	175,412	174,353	183,534
Administrative expenses	48,631	32,448	44,567	46,717
Selling and marketing expenses	58,076	53,727	55,337	59,454
Finance costs	11,990	16,745	25,477	17,882
Profit (loss) for the period	109,309	(38,220)	188,041	(161,608)
Profit (loss) for the period per share – basic	0.69	(0.30)	1.22	(1.13)
Profit (loss) for the period per share – diluted	0.52	(0.30)	0.98	(1.13)
Dividends/distributions paid	21,783	20,344	18,800	18,814
Base EBITDA	32,509	75,018	51,489	56,851
Base Funds from Operations	20,508	28,588	20,940	52,561
Payout ratio on Base Funds from Operations	106%	71%	90%	36%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 75% and 25%, respectively, of the customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Analysis of the first quarter

Sales increased 3% to $876.5 million for the three months ended June 30, 2018 from $847.7 million recorded in the first quarter of fiscal 2018. The gross margin was $153.5 million, a decrease of 3% from the prior comparable quarter primarily due to lower deliveries to the Canadian Consumer markets, negative foreign exchange impact relating to the weakening of the U.S. dollar and favourable resettlements for the Commercial division in the prior comparable quarter. This decrease was partially offset by increases in prices resulting from focusing on value selling to certain customer segments and advancing the sales of value added products such as ecobee and Commercial energy efficiency products and services.

13.

Administrative expenses for the three months ended June 30, 2018 increased 14% to $55.7 million, as a result of the costs to serve the growing customer base in the U.K., international expansion costs and ongoing M&A activities. Selling and marketing expenses for the three months ended June 30, 2018 were $50.5 million, a decrease of 13% compared with the prior comparable quarter as a result of lower selling costs in the Canadian Consumer market, discontinuation of the solar business, foreign exchange and timing of selling expense related to the Commercial division.

Total finance costs for the three months ended June 30, 2018 amounted to $16.3 million, an increase of 36% from $12.0 million reported for the three months ended June 30, 2017, driven by higher drawdowns on the Company’s credit facility required to support the working capital needs of the Company’s growth initiatives.

The change in fair value of derivative instruments and other resulted in a non-cash loss of $36.6 million for the three months ended June 30, 2018, compared to a non-cash gain of $110.6 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $1.95/MWh, while future gas contracts increased by an average of $0.20/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market however, there is a requirement to mark to market the future supply contracts.

The loss for the three months ended June 30, 2018 was $41.4 million, representing loss per share of $0.29 on both a basic and diluted basis. For the prior comparable quarter, the profit was $109.3 million, representing earnings per share of $0.69 and $0.52 on a basic and diluted basis, respectively.

Base EBITDA was $27.3 million, a decrease of $5.2 million as compared to Q1 fiscal 2018 due to lower gross margin and continuing investments in growth initiatives and expansion partially offset by lower selling costs.

Base FFO was $18.1 million for the first quarter of fiscal 2019, down 12% compared to $20.5 million in the prior comparable quarter as a result of lower Base EBITDA in the current quarter and cash financing costs partially offset by lower maintenance capital expenditures, lower current period income taxes and higher delivery market gas receipts.

Dividends and distributions paid were $22.3 million, an increase of 2% compared to $21.8 million paid in the first quarter of fiscal 2018 as a result of dividends paid to preferred shareholders, which amounted to $3.2 million as compared to $3.0 million paid in the prior comparable quarter. The payout ratio on Base FFO for the quarter ended June 30, 2018 was 123%, compared with 106% in the prior comparable quarter.

Segmented Base EBITDA[1]
For the three months ended June 30
(thousands of dollars)
		Fiscal 2019
	Consumer division	Commercial division	Corporate and Shared Services division	Consolidated
Sales	$542,178	$334,279	$-	$876,457
Cost of sales	(423,413)	(299,512)	-	(722,925)
Gross margin	118,765	34,767	-	153,532
Add (subtract):
Administrative expenses	(20,147)	(9,511)	(26,024)	(55,682)
Selling and marketing expenses	(33,689)	(16,854)	-	(50,543)
Bad debt expense	(18,791)	(2,009)	-	(20,800)
Amortization included in cost of sales	782	-	-	782
Other income (expenses)	(80)	25	-	(55)
Loss attributable to non-controlling interest	46	-	-	46
Base EBITDA from operations	$46,886	$6,418	$(26,024)	$27,280

14.

		Fiscal 2018
	Consumer division	Commercial division	Corporate and shared services division	Consolidated
Sales	$486,766	$360,940	$-	$847,706
Cost of sales	(371,259)	(318,884)	-	(690,143)
Gross margin	115,507	42,056	-	157,563
Add (subtract):
Administrative expenses	(15,244)	(7,965)	(25,422)	(48,631)
Selling and marketing expenses	(38,989)	(19,087)	-	(58,076)
Bad debt expense	(12,349)	(2,923)	-	(15,272)
Amortization included in cost of sales	777	-	-	777
Other income (expenses)	(155)	1,754	-	1,599
Profit attributable to non-controlling interest	(5,451)	-	-	(5,451)
Base EBITDA from operations	$44,096	$13,835	$(25,422)	$32,509

1 The segment definitions are provided on page 5.

Consumer Energy contributed $46.9 million to Base EBITDA for the three months ended June 30, 2018, an increase of 6% from $44.1 million in the prior comparative quarter. Consumer gross margin increased 3%, primarily due to the increase in U.K. and North American Customer bases and gross margin optimization in Texas. Consumer administrative costs were up 32%, in fiscal 2019, primarily related to the international expansion efforts and ongoing M&A activities. Selling and marketing expenses decreased 13% compared to the prior comparable quarter as a result of lower selling costs in the Canadian Consumer market, discontinuation of the solar business, foreign exchange and the timing of selling expenses related to the Commercial division. The increase in bad debt expense within the Consumer segment was a result of the growth of revenues within Texas and in the U.K., and the establishment of a credit and collections history within the U.K. for the purposes of calculating bad debt given the rapid growth.

Commercial Base EBITDA for the three months ended June 30, 2018 contributed $6.4 million to the Base EBITDA, a decrease of 54% from the prior comparable quarter. The decrease in gross margin was a result of the reduction in U.S. power customer base and favourable resettlements for the Commercial division in the prior comparable quarter.

Corporate and Shared Services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

Customer aggregation

RCE SUMMARY
	April 1,			Failed to	June 30,	% increase	June 30,	% increase
	2018	Additions	Attrition	renew	2018	(decrease)	2017	(decrease)
Consumer Energy
Gas	640,000	47,000	(22,000)	(28,000)	637,000	-	628,000	1%
Electricity	1,196,000	93,000	(60,000)	(40,000)	1,189,000	(1)%	1,182,000	1%
Total Consumer RCEs	1,836,000	140,000	(82,000)	(68,000)	1,826,000	(1)%	1,810,000	1%
Commercial Energy
Gas	384,000	50,000	(7,000)	(6,000)	421,000	10%	278,000	51%
Electricity	1,943,000	139,000	(38,000)	(118,000)	1,926,000	(1)%	1,988,000	(3)%
Total Commercial RCEs	2,327,000	189,000	(45,000)	(124,000)	2,347,000	1%	2,266,000	4%
Total RCEs	4,163,000	329,000	(127,000)	(192,000)	4,173,000	-	4,076,000	2%

Just Energy’s total RCE base is currently at 4.2 million. Gross RCE additions for the quarter ended June 30, 2018 were 329,000, up 84,000 an increase of 34% compared to RCEs added in the first quarter of fiscal 2018. Net additions were 10,000 for fiscal 2019, compared with a negative 135,000 net RCE additions in the first quarter of fiscal 2018.

15.

Consumer RCE additions amounted to 140,000 for the three months ended June 30, 2018, a 4% increase from 134,000 gross RCE additions recorded in the prior comparable quarter driven by an increase in North American residential sales channel expansion offset by failed to renew U.K. residential aggregations customers. A major factor was the large increase of net additions in the Southern region. The increase in RCEs was driven by U.S. customer additions and the ramp up of the Company’s new retail sales channels during the three months ended June 30, 2018. As of June 30, 2018, the U.S., Canadian and U.K. segments accounted for 65%, 18% and 17% of the Consumer RCE base, respectively.

Commercial RCE additions were 189,000 for the three months ended June 30, 2018, a 70% increase over the prior comparable quarter due to an increase in North Amercian Commercial electricity RCE’s offset by one large customer in the U.S. that was not renewed due to credit concerns. Net RCE additions for the Commercial division improved to positive 20,000 for the three months ended June 30, 2018, compared with negative 148,000 reported in the prior year. As of June 30, 2018, the U.S., Canadian and U.K. segments accounted for 69%, 24% and 7% of the Commercial RCE base, respectively.

For the three months ended June 30, 2018, 70% of the total Consumer and Commercial RCE additions were generated through retail, online, and other non-door-to-door sales channels, 19% from commercial brokers and 11% from door-to-door sales. In the prior comparable quarter, 48% of RCE additions were generated from online and other sales channels, 37% from commercial brokers, and 15% using door-to-door sales.

Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations increased their RCE base by 9% to 458,000 RCEs during the three months ended June 30, 2018 with strong growth in their Consumer RCE base. As of June 30, 2018, the U.S., Canadian and U.K. segments accounted for 67%, 22% and 11% of the RCE base, respectively. At June 30, 2017, the U.S., Canadian and U.K. segments represented 69%, 21% and 10% of the RCE base, respectively.

The Company’s launch of the new retail consumer sales channel continued to meet expectations during the first quarter. The retail channel experienced highest growth to date by adding 43,842 new RCEs during the first quarter through retail partnerships across North America. Just Energy has access to sell products and services today in over 700 locations. Beyond retail and as part of the sales growth strategy, the Company is working with well-known brands and strategic partners to launch its indirect sales channel.

CUSTOMER SUMMARY
(in thousands)
	As at	As at
	June 30, 2018	April 1, 2018	% increase

Consumer	1,560	1,543	1%
Commercial	119	115	3%
Total customer count	1,679	1,658	1%

With the diversification of product offerings to include more than commodities, Just Energy anticipates that the number of customers will become an increasingly relevant measure. During the first three months of fiscal year 2019, the total customer count grew by 1%.

Just Energy’s customer base also includes 57,117 smart thermostat customers. These smart thermostats are sold as value added product and service solutions and are currently offered in Canada and the United States. Customers with bundled products have lower attrition and higher overall profitability. Further expansion of the energy management solutions is a key driver of continued growth for Just Energy with additional product offerings contributing to lower attrition rates.

16.

ATTRITION
	Trailing 12 months ended June 30, 2018	Trailing 12 months ended June 30, 2017

Consumer	21%	21%
Commercial	5%	7%
Total attrition	13%	14%

The combined attrition rate for Just Energy was 13% for the trailing 12 months ended June 30, 2018, a decrease of one percentage point from the 14% reported in the prior comparable12 months. The Consumer attrition rate remained the same as a year ago and the Commercial attrition rate decreased two percentage points to 5%. The decrease in the attrition rates is a result of Just Energy’s focus on margin optimization while becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty.

RENEWALS
	Trailing 12 months ended June 30, 2018	Trailing 12 months ended June 30, 2017

Consumer	72%	73%
Commercial	45%	54%
Total renewals	56%	62%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 56% for the trailing 12 months ended June 30, 2018, a decrease of six percentage points compared to 62% as at June 30, 2017. The Consumer renewal rate decreased by one percentage point to 72%, and the Commercial renewal rate decreased by nine percentage points to 45%. The decline in the Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, combined with the fact that there were sizable Commercial customer renewals in the quarter, and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

ENERGY CONTRACT RENEWALS
This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2019	17%	23%	20%	23%
2020	22%	27%	25%	30%
2021	21%	24%	17%	16%
2022	13%	12%	8%	10%
Beyond 2023	27%	14%	30%	21%
Total	100%	100%	100%	100%
Note: All month-to-month customers, which represent 681,499 RCEs, are excluded from the table above.

17.

Gross margin
For the three months ended June 30
(thousands of dollars)
	Fiscal 2019			Fiscal 2018
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$33,760	$4,842	$38,602	$27,655	$2,536	$30,191
Electricity	85,005	29,925	114,930	87,852	39,520	127,372
	$118,765	$34,767	$153,532	$115,507	$42,056	$157,563
Increase (decrease)	3%	(17)%	(3)%

CONSUMER ENERGY

Gross margin for the three months ended June 30, 2018 for the Consumer division was $118.8 million, an increase of 3% from $115.5 million recorded in the prior comparable quarter. Gas and electricity gross margins have increased by 22% and decreased 3%, respectively.

Average realized gross margin for the Consumer division for the rolling 12 months ended June 30, 2018 was $232/RCE, a decrease of 11% from $262/RCE. The decrease is largely due to the weakening of the U.S. dollar and the one-time weather related events in the trailing 12 months. The gross GM/RCE values include appropriate allowances for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer division was $33.8 million for the three months ended June 30, 2018, an increase of 22% from $27.7 million recorded in the prior comparable quarter. The change is primarily a result of the increase in customer base in North America.

Electricity

Gross margin from electricity customers in the Consumer division was $85.0 million for the three months ended June 30, 2018, a decrease of 3% from $87.9 million recorded in the prior comparable quarter. The change is primarily as a result of the weakening of the U.S. dollar and contraction of the U.S. power customer base partially offset by the gross margin optimization in the Texas market.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $34.8 million for the three months ended June 30, 2018, a decrease of 17% from $42.1 million recorded in the prior comparable quarter. Gas and electricity gross margins increased by 91% and decreased by 24%, respectively.

Average realized gross margin for the rolling 12 months ended June 30, 2018 was $79/RCE, a decrease of 15% from $93/RCE. The decrease is largely due to one-time weather related events in the trailing 12 months. The GM/RCE value includes an appropriate allowance for bad debt expense in various bad debt markets across North America.

Gas

Gas gross margin for the Commercial division was $4.8 million, an increase of 91% from $2.5 million recorded in the prior comparable quarter due to competitive pricing and a 10% increase in the customer base.

Electricity

Electricity gross margin for the Commercial division was $29.9 million, a decrease of 24% from $39.5 million recorded in the prior comparable quarter due to the weakening of the U.S. dollar and contraction in the power customer base.

18.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals, including both brown commodities and JustGreen supply.

Annual gross margin per RCE
	Q1 Fiscal 2019	Number of customers	Q1 Fiscal 2018	Number of customers

Consumer customers added and renewed	$229	279,000	$194	285,000
Consumer customers lost	216	150,000	195	121,000
Commercial customers added and renewed[1]	81	305,000	75	253,000
Commercial customers lost	79	169,000	81	259,000

1 Annual gross margin per RCE excludes margins from IEG and large Commercial and Industrial customers.

For the three months ended June 30, 2018, the average gross margin per RCE for the customers added and renewed by the Consumer division was $229/RCE, an increase from $194/RCE added in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the three months ended June 30, 2018 was $216/RCE, an increase from $195/RCE margin lost on customers in the prior comparable period. The increase in gross margin is attributed to the gross margin optimization strategy.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended June 30, 2018 was $81/RCE, an increase from $75/RCE added in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended June 30, 2018 were at an average gross margin of $79/RCE, a decrease from $81/RCE reported in the prior comparable period.

Management continues to focus on margin optimization by focusing on small and medium-sized customers and retaining our larger margin customers.

Overall consolidated results

ADMINISTRATIVE EXPENSES
For the three months ended June 30
(thousands of dollars)
	Fiscal 2019	Fiscal 2018	% increase
Consumer Energy	$20,147	$15,244	32%
Commercial Energy	9,511	7,965	19%
Corporate and shared services costs	26,024	25,422	2%
Total administrative expenses	$55,682	$48,631	14%

Administrative expenses increased by 14% from $48.6 million to $55.7 million. The Consumer division’s administrative expenses were $20.1 million for the three months ended June 30, 2018, an increase of 32% from $15.2 million recorded in fiscal 2018. The Commercial division’s administrative expenses were $9.5 million for fiscal 2019, an increase from the prior comparable quarter of 19%. The overall increase over the prior comparable quarter was primarily driven by the costs to serve the growing customer base in the U.K., international expansion costs and ongoing M&A activities.

19.

SELLING AND MARKETING EXPENSES
For the three months ended June 30
(thousands of dollars)

	Fiscal 2019	Fiscal 2018	% decrease
Consumer Energy	$33,689	$38,989	(14)%
Commercial Energy	16,854	19,087	(12)%
Total selling and marketing expenses	$50,543	$58,076	(13)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents, as well as sales-related corporate costs, were $50.5 million, a decrease of 13% from $58.1 million recorded in the prior comparable quarter, as a result of lower selling costs in the Canadian Consumer market, discontinuation of the solar business, foreign exchange and timing of selling expenses related to the Commercial division.

The selling and marketing expenses for the Consumer division were $33.7 million for the three months ended June 30, 2018, a 14% decrease from $39.0 million recorded in the prior comparable quarter due to the lower selling costs in the Canadian Consumer market, discontinuation of the solar business, foreign exchange and timing of selling expenses related to the Commercial division.

The selling and marketing expenses for the Commercial division were $16.9 million for the three months ended June 30, 2018, a 12% decrease from $19.1 million recorded in the prior comparable quarter.

The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2019		Fiscal 2018
Consumer	$199	/RCE	$206	/RCE
Commercial	$42	/RCE	$42	/RCE

The average aggregation cost for the Consumer division was $199/RCE for the three months ended June 30, 2018, a decrease of 3% from the $206/RCE reported in the prior comparable quarter, primarily related to the weakening of the U.S. dollar.

The $42 average aggregation cost for Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $42 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $76 (1.8 x $42) to the year’s average aggregation cost reported above. As at June 30, 2017, the average aggregation cost for commercial brokers was $42/RCE.

20.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, Delaware, Ohio, California, Michigan, Georgia and the U.K., Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the interim condensed consolidated statement of income under other operating expenses. Bad debt expense was $20.8 million for the three months ended June 30, 2018, an increase of 36% from $15.3 million recorded for the prior comparable quarter, as a result of the growth of revenues within Texas and in the U.K., and the establishment of a credit and collections history within the U.K. for the purposes of calculating bad debt given the rapid growth. For the three months ended June 30, 2018, the bad debt expense represents 3.1% of relevant revenue, up from 2.5% reported in the prior comparable quarter.

FINANCE COSTS

Total finance costs for the three months ended June 30, 2018 amounted to $16.3 million, an increase of 36% from $12.0 million recorded during fiscal 2018. The increase in finance costs was a result of the additional finance costs related to credit facility withdrawals in the current quarter.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar, U.K. pound and European euro exchange rates as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2018, a foreign exchange unrealized gain of $3.8 million was reported in other comprehensive income, versus an unrealized loss of $4.8 million reported in fiscal 2018. In addition to changes in the U.S. foreign exchange rate, this fluctuation is a result of the significant decrease in the mark to market liability position of the Company’s derivative financial instruments.

Overall, the negative impact from the translation of the U.S.-based operations resulted in an unfavourable $0.9 million on Base EBITDA for the three months ended June 30, 2018.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
For the three months ended June 30
(thousands of dollars)
	Fiscal 2019	Fiscal 2018
Current income tax expense (recovery)	$(2,512)	$591
Deferred income tax expense	10,473	6,206
Provision for income tax	$7,961	$6,797

Just Energy recorded a current income tax recovery of $2.5 million for the three months ended June 30, 2018, versus a $0.6 million expense in the prior comparable period. The increase in current tax recovery is mainly due to the current year tax losses arising from lower gross margins, and increased operating expenses in Canada and the U.K. Consequently, these tax losses can be carried back to prior periods, giving rise to tax recoveries.

21.

During the three months ended June 30, 2018, a deferred tax expense of $10.5 million was recorded as compared to a deferred tax expense of $6.2 million in the prior comparable quarter. The increase is primarily attributable to larger book gains in fair value of derivative instruments in Canada and the U.K. period over period.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
For the three months ended June 30
(thousands of dollars)
	Fiscal 2019	Fiscal 2018
Operating activities	$(12,546)	$20,609
Investing activities	(9,855)	(10,413)
Financing activities, excluding dividends	39,150	10,602
Effect of foreign currency translation	(1,277)	(1,283)
Increase in cash before dividends	15,472	19,515
Dividends (cash payments)	(22,249)	(21,771)
Decrease in cash	(6,777)	(2,256)
Cash and cash equivalents – beginning of period	48,861	57,376
Cash and cash equivalents – end of period	$42,084	$55,120

OPERATING ACTIVITIES

Cash flow from operating activities for the three months ended June 30, 2018 was an outflow of $12.5 million, compared to an inflow of $20.6 million in the prior comparable quarter. Cash flow from operations was lower in the current period due to the $5.2 million decrease in Base EBITDA as compared to the prior comparable period and payments made upfront for residential commission on customer acquisitions.

INVESTING ACTIVITIES

Investing activities for the three months ended June 30, 2018 included purchases of capital and intangible assets totalling $1.9 million and $7.9 million, respectively, compared with $1.2 million and $6.8 million, respectively, in fiscal 2018. Just Energy’s capital spending related primarily to information technology-related purchases for process improvement initiatives.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term financing. During the three months ended June 30, 2018, Just Energy issued an additional $10.4 million in preferred shares and withdrew an additional $31.2 million on the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

22.

DIVIDENDS AND DISTRIBUTIONS

During the three months ended June 30, 2018, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $22.3 million, compared to $21.8 million paid in the prior comparable quarter.

Just Energy’s annual dividend rate is currently $0.50 per common share paid quarterly. The current dividend policy states that common shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. Dividends are not guaranteed and are subject to Board approval each quarter.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on June 30, 2018, was US$0.53125 per preferred share.

Balance sheet as at June 30, 2018, compared to March 31, 2018

Total cash and short-term investments decreased from $48.9 million as at March 31, 2018 to $42.1 million as at June 30, 2018. The decrease in cash is primarily attributable to the lower gross margin earned in the first quarter of fiscal 2019.

As of June 30, 2018, trade receivables and unbilled revenue amounted to $384.5 million and $292.7 million, respectively, compared to March 31, 2018, when the trade receivables and unbilled revenue amounted to $395.7 million and $301.6 million, respectively. Trade payables, which include gas and electricity commodity payables of $208.3 million, increased from $616.4 million to $638.4 million during the quarter as a result of the extension of payment terms negotiated in fiscal 2018 for some of the commodity suppliers.

In certain markets, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $3.5 million and $52.6 million, respectively, as of June 30, 2018. These amounts increased from $2.7 million and $41.7 million, respectively, as of March 31, 2018. As at June 30, 2018, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario and Manitoba, and as a result, Just Energy recognized an accrued gas receivable and accrued gas payable of $8.3 million and $7.2 million, respectively, up from $7.9 million and $6.9 million, respectively, recorded in fiscal 2018. These changes represent the normal seasonality of gas storage. Other current assets decreased from $109.4 million at March 31, 2018 to $141.5 million as of June 30, 2018.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash changes are not meaningful and will not be experienced as future costs or cash outflows.

Long-term debt increased from $422.1 million as at March 31, 2018 to $578.9 million as at June 30, 2018. This increase is a result of reclassification of credit facility to long term from current liabilities. The book value of net debt was 3.2x for Base EBITDA, higher than the 2.8x reported for March 31, 2018.

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Debt and financing for operations
(thousands of dollars)
	June 30,	March 31,	June 30,
	2018	2018	2017

Credit facility	$153,325	$122,115	$92,908
6.75% $100M convertible debentures	86,018	85,760	-
6.75% $160M convertible debentures	148,816	148,146	146,193
6.5% convertible bonds	193,142	188,147	186,657
5.75% convertible debentures	-	-	96,657

The various debt instruments are described as follows:

• A $352.5 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K., Japan, Ireland and Germany operations. Credit facility withdrawals amounted to $153.3 million as of June 30, 2018, compared with $122.1 million as of March 31, 2018. In addition, total letters of credit outstanding as at June 30, 2018 amounted to $103.9 million (March 31, 2018 - $113.4 million).

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 5.75% convertible extendible unsecured subordinated debenture maturing on September 30, 2018 with interest payable semi-annually on March 31 and September 30, at a rate of 5.75% per annum. The debt under this instrument was fully redeemed on March 27, 2018.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019 and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum.

See Note 11 of the interim condensed consolidated financial statements for further details regarding the nature of each debt agreement.

Acquisition of businesses

ACQUISITION OF INTELL ENERCARE SOLUTIONS INC.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. The purchase price consideration included cash consideration of $2.2 million. There is contingent consideration where Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The EBITDA target with respect to the contingent consideration for 2018 is $3.5 million which Intell Enercare Solutions Inc. did not achieve. For the 2019 and 2020 years, it is $3.0 million and $2.5 million, respectively. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million based on the three-year forecast and was subsequently reduced to $1.3 million. The acquisition of Intell Enercare Solutions Inc. was accounted for using the purchase method of accounting. The goodwill represents the synergies and potential for cross-selling energy saving technologies to Just Energy customers.

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ACQUISITION OF EDGEPOWER, INC.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US $14.9 million, of which US $7.5 million was paid in cash and US $7.4 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019-2021 with minimum thresholds that must be met. The management remuneration recognized since acquisition date is nil.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 9 of the interim condensed consolidated financial statements for the three months ended June 30, 2018.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$638,420	$-	$-	$-	$638,420
Long-term debt	-	350,845	260,000	-	610,845
Interest payments	30,389	35,100	18,900	-	84,389
Premises and equipment leasing	3,676	7,959	7,659	7,581	26,875
Gas, electricity and non-commodity contracts	1,606,528	1,391,632	256,316	78,447	3,332,923

	$2,279,013	$1,785,536	$542,875	$86,028	$4,693,452

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$638,420	$-	$-	$-	$638,420
Long-term debt	153,325	197,520	260,000	-	610,845
Interest payments	30,389	35,100	18,900	-	84,389
Premises and equipment leasing	3,676	7,959	7,659	7,581	26,875
Gas, electricity and non-commodity contracts	1,606,528	1,391,632	256,316	78,447	3,332,923

	$2,432,338	$1,632,211	$542,875	$86,028	$4,693,452

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $99.8 million. As at June 30, 2018, the current liabilities amount to $24.2 million and long-term liabilities amount to $52.6 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

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Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $103.9 million (March 31, 2018 - $113.4 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company, Fidelity and Deposit Company of Maryland and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2018 were $58.6 million (March 31, 2018 - $56.5 million).

Critical accounting estimates

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, Ohio, Delaware, California, Michigan, Georgia, the U.K. and commercial direct-billed accounts in British Columbia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

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DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the interim condensed consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $1.7 million and $9.4 million have been recorded on the interim condensed consolidated statements of financial position as at June 30, 2018 and March 31, 2018, respectively. The reduction in the deferred tax assets is largely caused by the mark to market gains on our derivative financial instruments in Canada. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.

When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods and other taxable temporary differences such as the book gain on fair value of derivative financial instruments. As at June 30, 2018, no net deferred tax assets were recognized in the U.S.

Deferred income tax liabilities of $9.7 million and $6.9 million have been recorded on the interim condensed consolidated statements of financial position as at June 30, 2018 and March 31, 2018, respectively. The increase in the deferred tax liabilities is primarily due to mark to market gains on the derivative financial instruments in the U.K.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from operations for the three months ended June 30, 2018 recorded in the interim condensed consolidated financial statements of cash flows was $6.0 million compared with $5.2 million for the three months ended June 30, 2017.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The Eurobond conversion feature is valued using an option pricing model.

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Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S., U.K., Germany and Ireland operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The interim condensed consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IFRS 9, Financial Instruments; and IFRS 7, Financial Instruments: Disclosure. All the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the interim condensed consolidated statements of income. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 9 of the interim condensed consolidated financial statements for the quarter ended June 30, 2018. Other inputs, including volatility and correlations, are driven off historical settlements.

Just Energy common and preferred shares

As at August 8, 2018, there were 149,251,230 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it has entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. In the period from April 1, 2018 to August 8, 2018, Just Energy has issued an additional 333,966 preferred shares for aggregate total gross proceeds of $10.3 million under the ATM offering.

Normal course issuer bid

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 6.75% convertible debentures as well as the Just Energy common shares. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2018 up to daily and total limits. These shares may be purchased during the year starting March 19, 2018 and ending March 15, 2019. For the three months ended June 30, 2018, Just Energy had purchased $nil of common shares through the NCIB program, compared to $11.4 million purchased in the prior comparable period.

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Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company’s current priority is the repurchase of debentures at attractive prices.

Critical accounting policies and estimates

Refer to the 2018 Annual MD&A and the 2018 Annual Audited Consolidated Financial Statements and Notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2018

Just Energy adopted new amendments to the following accounting standards effective for the Company’s interim condensed and annual consolidated financial statements commencing April 1, 2018.

IFRS 15

Just Energy adopted IFRS 15. IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (“IAS 18”) and IFRIC 13, Customer Loyalty Programmes (“IFRIC 13”).

Effective April 1, 2018, Just Energy adopted IFRS 15 using the modified retrospective method. IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers; the exceptions include certain contracts accounted for under other IFRS. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into selling and marketing expenses over time. Previously, such costs relating to North American Residential customers were expensed as incurred.

Significant judgment is needed in determining the costs that are incremental to obtaining a contract with a customer.

Just Energy has applied IFRS 15 using the modified retrospective method, using the practical expedient in paragraph C5(c) under which Just Energy reflects the aggregate effect of all modifications on the date of initial application. Accordingly, transition adjustments have been recognized through equity as at April 1, 2018. For a further description of the impact of the accounting policy change, refer to the Interim Condensed Consolidated Financial Statements for the period ended June 30, 2018.

The application of IFRS 15 will not affect Just Energy’s cash flows from operating, investing or financing activities.

IFRS 9

Effective April 1, 2018, Just Energy has adopted IFRS 9. IFRS 9 introduced revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. Just Energy has not restated the comparatives.

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Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit and loss (FVTPL).

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. In addition, the expected loss allowance calculated using the lifetime credit loss approach will be applied to contract assets under IFRS 15. In order to comply with the requirement of IFRS 9, a decrease before tax of $11.4 million to accounts receivable, a decrease of $12.4 million to unbilled revenues and a corresponding decrease to retained earnings of $23.8 million were recognized as at April 1, 2018. For a further description of the impact of the accounting policy change, refer to the Interim Condensed Consolidated Financial Statements for the period ended June 30, 2018.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. Just Energy disagrees with the result of the October 2014 trial and is considering all appeal opportunities available. In May 2018, the Court held a hearing on the damages. The parties are in the process of briefing the award amounts for class representative and attorneys’ fees. Just Energy strongly believes it complied with the law and continues to vigorously defend against the claims.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce. On March 22, 2016, the Court denied Just Energy’s summary judgment motion, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. Just Energy has continued to work to narrow the class definition. Motion for decertification of the class was filed and remains pending and under review with the Court. The parties anticipate a trial on liability in the first half of 2019. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp., filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as “Just Energy”) in New York Federal District Court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court certified the FLSA lawsuit as a class action of New York sales representatives who sold for Just Energy New York, and approximately167 individuals opted into the FLSA class. Flood also filed a request to certify the lawsuit as a class action for alleged violations of the New York wage claim laws. On January 20, 2017, the Court denied Flood’s request, and granted Just Energy’s motion for summary judgment dismissing Flood’s claims. On February 16, 2017, Flood and opt-in plaintiffs appealed the dismissal of the Federal District Court’s order to the Court of Appeals for the Second Circuit. Appellate oral argument was held on February 20, 2018 and the review remains pending with the court. Just Energy strongly believes it complied with the law and will vigorously contest the appeal of the dismissal.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Examinations were held during 2018 and undertakings from examinations are ongoing. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

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Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO of the Company have designed or caused to be designed under their supervision the Company’s Disclosure Controls and Procedures (“DCP”) to provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee, which is composed of senior management of Just Energy. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy in order to evaluate and communicate this information to management of the Company, including the CEO and CFO, as appropriate and determine the appropriateness and timing of any required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The CEO and CFO of the Company have designed or caused to be designed under their direct supervision the Company’s Internal Control over Financial Reporting (“ICFR”) which has been effected by Just Energy’s Board of Directors, management and other personnel in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the interim condensed consolidated financial statement in accordance with IFRS.

During the three months ended June 30, 2018, there were no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of the Company’s disclosure controls systems are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-add products, unparalleled customer satisfaction, and profitable customer growth. Historically, Just Energy operated as a retail energy provider and was viewed as offering price-based invisible products which consumers did not fully understand. Today, Just Energy is transforming from an era of price-based commodities sold through third-parties to a future as a more customer-centric consumer company with more profitable offering of tangible value added products and services where Just Energy owns and controls the customer relationships. Just Energy’s future as a consumer company centres on real value creation and value delivery, while participating in the significant growth opportunities supported by the Company’s sales, marketing and customer service expertise.

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To achieve profitability and optimize growth in fiscal 2019 and beyond, Just Energy will drive sales growth through its retail and other primary channels while developing additional strategic, alternative channels. Just Energy will also deploy a consistent value creation product strategy across the consumer business.

Management reaffirms its guidance for fiscal 2019 Base EBITDA in the range of $200 million to $220 million. This expectation reflects the implementation of IFRS 15 for the full fiscal year.

The Company remains committed to its current dividend policy.

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